SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about the Capitalization:

Payment by the Brazilian Federal Government

Rio de Janeiro, June 29, 2010 – Petróleo Brasileiro S.A. - Petrobras, in response to an official letter from the Comissão de Valores Mobiliários, the Brazilian securities regulator or CVM (OFÍCIO/CVM/SEP/GEA-1/N° 275/2010), complementing a statement released to the market on June 25, 2010 in response to a previous official letter from the CVM (OFÍCIO/CVM/SEP/GEA-1/N° 272/2010), hereby provides the following additional clarifications about an alternative form of payment by the Brazilian federal government in the capitalization transaction planned by Petrobras.

Consulted again, Finance Minister Guido Mantega reiterates that no alternative plan for Petrobras’  capitalization is under consideration and that, therefore, no discussion  about an alternative  form of payment by the Brazilian federal government for the shares to be issued by Petrobras during the capitalization process is necessary.  As described in   Article. 9, sole paragraph of the legislation approved by the Brazilian Congress on June 9, 2010 and currently pending signature by  the President (Draft Bill No. 5941/09):

"Art 9 The Brazilian federal government is hereby authorized to subscribe for shares of Petrobras' capital stock and to pay for them with federal public debt securities.

Sole paragraph. The Brazilian federal government is hereby authorized, at the discretion of the Minister of Finance, to issue the bonds referred to above, priced at market value and in the form of a direct placement." ( emphasis added)

In light of the possible form of payment by the Brazilian federal government and seeking to provide equitable treatment to all shareholders, the Company's Board of Directors approved the use of federal government bonds by minority shareholders to pay for their intended shares, as announced on November 19, 2009.  The Company will disclose the valuation criteria and identify the bonds that may be used by minority shareholders to purchase their shares when that information is available.

This announcement is not an offer of Petrobras shares. Petrobras shares may not be offered or sold in the United States absent registration or an exemption from registration, and Petrobras currently intends to register the proposed offering in the United States. Any public offering of Petrobras shares will be made by means of a prospectus containing detailed information about Petrobras and the offering.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.